# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aura Minerals Inc., CIK 0001468642
CUSIP: G06973112
Title of class of securities: common shares, no par value
Address of issuer's principal executive offices: Craigmuir Chambers, Box 71, Road Town Tortola, Virgin Islands British (D8), 000000
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001798686

## Reporting persons
- Kapitalo Investimentos Ltda: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,701,125; sole dispositive power 0; shared dispositive power 4,701,125; aggregate amount beneficially owned 4,701,125 (5.7% of the class)
- Kapitalo Ciclo Gestora de Recursos Financeiros Ltda.: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,757,822; sole dispositive power 0; shared dispositive power 4,757,822; aggregate amount beneficially owned 4,757,822 (5.8% of the class)
- Carlos Leonhard da Rocha Woelz: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,792,535; sole dispositive power 0; shared dispositive power 5,792,535; aggregate amount beneficially owned 5,792,535 (7% of the class)
- Bruno Sousa Mauad: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,792,535; sole dispositive power 0; shared dispositive power 5,792,535; aggregate amount beneficially owned 5,792,535 (7% of the class)
- Hegler Jose Horta Barbosa Filho: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,792,535; sole dispositive power 0; shared dispositive power 5,792,535; aggregate amount beneficially owned 5,792,535 (7% of the class)
- Bruno Carvalho Cordeiro: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,757,822; sole dispositive power 0; shared dispositive power 4,757,822; aggregate amount beneficially owned 4,757,822 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Aura Minerals Inc.
Address of issuer's principal executive offices: c/o Aura Technical Services Inc., 3390 Mary St, Suite 116, Coconut Grove, Florida, 33133, United States

## Item 2. Person Filing
Name of person filing:
Carlos Leonhard da Rocha Woelz
Bruno Sousa Mauad
Hegler Jose Horta Barbosa Filho
Bruno Carvalho Cordeiro
Kapitalo Investimentos Ltda.
Kapitalo Ciclo Gestora de Recursos Financeiros Ltda.
Address of principal business office or, if none, residence:
Kapitalo Investimentos Ltda.
Avenida Brigadeiro Faria Lima
3144, 11th Floor
Sao Paulo, Brazil, 01451-000

Kapitalo Ciclo Gestora de Recursos Financeiros Ltda.
Avenida Ataulfo de Paiva, n 1.120, sala 509
Rio de Janeiro, RJ
CEP 22.440-035
Brazil

Carlos Leonhard da Rocha Woelz
Avenida Brigadeiro Faria Lima
3144, 11th Floor
Sao Paulo, Brazil, 01451-000

Bruno Sousa Mauad
Avenida Brigadeiro Faria Lima
3144, 11th Floor
Sao Paulo, Brazil, 01451-000

Hegler Jose Horta Barbosa Filho
Avenida Brigadeiro Faria Lima
3144, 11th Floor
Sao Paulo, Brazil, 01451-000

Bruno Carvalho Cordeiro
Avenida Brigadeiro Faria Lima
3144, 11th Floor
Sao Paulo, Brazil, 01451-000
Citizenship:
Kapitalo Investimentos Ltda. - Brazil
Kapitalo Ciclo Gestora de Recursos Financeiros Ltda. - Brazil
Carlos Leonhard da Rocha Woelz - Brazil
Bruno Sousa Mauad - Brazil
Hegler Jose Horta Barbosa Filho - Brazil
Bruno Carvalho Cordeiro - Brazil

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Kapitalo Investimentos Ltda. - 4,701,125
Kapitalo Ciclo Gestora de Recursos Financeiros Ltda. - 4,757,822
Carlos Leonhard da Rocha Woelz - 5,792,535
Bruno Sousa Mauad - 5,792,535
Hegler Jose Horta Barbosa Filho - 5,792,535
Bruno Carvalho Cordeiro - 4,757,822
Percent of class:
Kapitalo Investimentos Ltda. - 5.7%
Kapitalo Ciclo Gestora de Recursos Financeiros Ltda. - 5.8%
Carlos Leonhard da Rocha Woelz - 7.0%
Bruno Sousa Mauad - 7.0%
Hegler Jose Horta Barbosa Filho - 7.0%
Bruno Carvalho Cordeiro - 5.8%
Sole power to vote or to direct the vote:
Kapitalo Investimentos Ltda. - 4,701,125
Kapitalo Ciclo Gestora de Recursos Financeiros Ltda. - 4,757,822
Carlos Leonhard da Rocha Woelz - 5,792,535
Bruno Sousa Mauad - 5,792,535
Hegler Jose Horta Barbosa Filho - 5,792,535
Bruno Carvalho Cordeiro - 4,757,822
Shared power to vote or to direct the vote:
Kapitalo Investimentos Ltda. - 4,701,125
Kapitalo Ciclo Gestora de Recursos Financeiros Ltda. - 4,757,822
Carlos Leonhard da Rocha Woelz - 5,792,535
Bruno Sousa Mauad - 5,792,535
Hegler Jose Horta Barbosa Filho - 5,792,535
Bruno Carvalho Cordeiro - 4,757,822
Sole power to dispose or to direct the disposition:
Kapitalo Investimentos Ltda. - 0
Kapitalo Ciclo Gestora de Recursos Financeiros Ltda. - 0
Carlos Leonhard da Rocha Woelz - 0
Bruno Sousa Mauad - 0
Hegler Jose Horta Barbosa Filho - 0
Bruno Carvalho Cordeiro - 0
Shared power to dispose or to direct the disposition:
Kapitalo Investimentos Ltda. - 4,701,125
Kapitalo Ciclo Gestora de Recursos Financeiros Ltda. - 4,757,822
Carlos Leonhard da Rocha Woelz - 5,792,535
Bruno Sousa Mauad - 5,792,535
Hegler Jose Horta Barbosa Filho - 5,792,535
Bruno Carvalho Cordeiro - 4,757,822

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Kapitalo Investimentos Ltda. and Kapitalo Ciclo Gestora de Recursos Financeiros Ltda. None of those advisory clients may be deemed to beneficially own more than 5% of the common shares, no par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Kapitalo Investimentos Ltda: /s/ Rodrigo Muniz Ferreira Cavenaghi, Rodrigo Muniz Ferreira Cavenaghi / Managing Officer (11/14/2025)
- Kapitalo Ciclo Gestora de Recursos Financeiros Ltda.: /s/ Rodrigo Muniz Ferreira Cavenaghi, Rodrigo Muniz Ferreira Cavenaghi / Attorney-in-Fact (11/14/2025)
- Carlos Leonhard da Rocha Woelz: /s/ Carlos Leonhard da Rocha Woelz, Carlos Leonhard da Rocha Woelz (11/14/2025)
- Bruno Sousa Mauad: /s/ Bruno Sousa Mauad, Bruno Sousa Mauad (11/14/2025)
- Hegler Jose Horta Barbosa Filho: /s/ Hegler Jose Horta Barbosa Filho, Hegler Jose Horta Barbosa Filho (11/14/2025)
- Bruno Carvalho Cordeiro: /s/ Bruno Carvalho Cordeiro, Bruno Carvalho Cordeiro (11/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.